UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Cardinal Health, Inc.
(Exact name of registrant as specified in its charter)

Ohio	1-11373	31-0958666
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)
7000 Cardinal Place, Dublin, Ohio 43017
(Address of principal executive offices) (Zip code)
Jessica L. Mayer
Chief Legal and Compliance Officer
(614) 757-5000
(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 204.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 - Conflict Minerals Disclosure
Items 1.01 and 1.02. Conflict Minerals Disclosure and Report, Exhibit
Conflict Minerals Disclosure
A copy of Cardinal Health, Inc.'s Conflict Minerals Report for the reporting period from January 1, 2018 to December 31, 2018 is filed as Exhibit 1.01 hereto and is publicly available on the company's website at https://www.cardinalhealth.com/en/about-us/corporate-citizenship/ethics-and-governance.html.

Section 2 - Exhibits
Item 2.01. Exhibits

1.01	Conflict Minerals Report for the reporting period from January 1, 2018 to December 31, 2018

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Cardinal Health, Inc. (Registrant)

By:	/s/ Jessica L. Mayer	Date: May 30, 2019
Jessica L. Mayer
Chief Legal and Compliance Officer

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